[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


October 3, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Jackson National Separate Account - I (PII)
             File Nos. 333-70472 and 811-08664

Dear Commissioners:

This filing is Post-Effective Amendment No. 163 under the Investment Company Act of 1940 and Post-Effective Amendment No. 59 under the Securities Act of 1933, and is being made for the above offering under paragraph (b) of rule 485. Its purposes are to incorporate responses to oral comments by the staff on the amendment to the registration statement that we made on July 2, 2008, under paragraph (a) of rule 485 and to make non-material changes that we deem appropriate. All changes are marked and have either been previously discussed or we do not regard them as material.

Following are the representations requested in the Commission's press release dated June 24, 2004:

          STATEMENT OF REGISTRANT'S POSITION

          Notwithstanding our providing below the requested acknowledgements, we respectfully disagree with your characterization of them as a "'Tandy' Representation." The term has, in fact, taken on a special meaning with adverse connotations in the lexicon of securities law terminology. As originally developed and so used until recently, the Tandy letter procedure reflected a compromise where a registrant sought to go effective immediately notwithstanding the SEC staff having commenced an inquiry into a possible securities law violation by the registrant. We are aware of no such inquiry.

          TANDY ACKNOWLEDGEMENTS

          We hereby acknowledge and agree as follows:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission
Page 2
October 3, 2008


In addition, Registrant reserves all rights, in the event of litigation, to make use of its participation in the comment process and the record of correspondence between Registrant and the Staff to the extent legally permissible and consistent with the foregoing representations.

Please  call or e-mail me with your  questions  or  comments.  My direct line is
(517) 367-3835, and my e-mail address is tony.dowling@jnli.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel